Report of Independent Accountants


To the Trustees of Farmers Investment Trust:


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, about Farmers Investment Trust's (comprised of Growth Portfolio, Balanced Portfolio, Income Portfolio, Income with Growth Portfolio, and Growth with Income Portfolio (the "Portfolios")) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (as interpreted in the Response of the Office of the Chief Counsel, Division of Investment Management, Ref. No. 92-237-CC) (the "Act") as of August 10, 1999, April 6, 2000 and April 30, 2000. Management is responsible for the Portfolios' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Portfolios' compliance based on our examinations.

Our examinations were conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Portfolios' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Our August 10, 1999 and April 6, 2000 examinations were made without prior notice to the Portfolios. Included among our procedures were the following tests performed as of August 10, 1999, April 6, 2000 and April 30, 2000, and with respect to agreement of security purchases and sales, for the period from April 30,1999 (date of our last examination) through August 10, 1999, the period from August 10, 1999 through April 6, 2000 and the period from April 6, 2000 through April 30, 2000:

o Confirmation of the number of shares of beneficial interest of the affiliated underlying funds owned by each Portfolio and held by a securities depository which uses the book entry method of accounting for securities (i.e. Kemper Service Corp.).

o Confirmation of the number of shares of beneficial interest of the unaffiliated underlying funds owned by each Portfolio and held by a securities depository which uses the book entry method of accounting for securities (i.e. Investors Fiduciary Trust Company and

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         Janus Service Corp.).

o Reconciliation of all such shares of beneficial interest to the books and records of the Portfolios.

o Agreement of security purchases and sales by the Portfolios of shares of beneficial interest of the underlying funds since our last report from the books and records of the Portfolios to confirmations from Kemper Service Corp., Investors Fiduciary Trust Company and Janus Service Corp.

We believe that our examinations provide a reasonable basis for our opinion. Our examinations do not provide a legal determination of the Portfolios' compliance with specified requirements.

In our opinion, management's assertion that the Portfolios enumerated above were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (as interpreted in the Response of the Office of the Chief Counsel, Division of Investment Management, Ref. No. 92-237-CC) as of August 10, 1999, April 6, 2000 and April 30, 2000, with respect to securities reflected in the investment accounts of the Portfolios is fairly stated, in all material respects.

This report is intended solely for the information and use of the Trustees, management of Farmers Investment Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.



/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
August 4, 2000